

May 10, 2013

Via E-mail
Mr. Nicholas C. Fanandakis
Chief Financial Officer
E. I. DuPont De Nemours & Company
1007 Market Street
Wilmington, DE 19898

      Re: **E. I. DuPont De Nemours & Company**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 7, 2013
               Form 10-Q for the Fiscal Quarter Ended March 31, 2013
               Filed April 23, 2013
               File No. 1-00815

Dear Mr. Fanandakis:

We have reviewed your response letter dated April 8, 2013 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

General

1. We note your response to prior comments one, two, five, nine, and ten from our letter dated March 18, 2013. Please confirm that you intend to revise your future filings, including interim filings, as appropriate, to disclose the additional information you provided in your response and that you intend to comply with the spirit of these comments as they relate to future disclosures of your results of operations and cash flows.

Electronics & Communications, page 23

2. We note your response to prior comment three from our letter dated March 18, 2013. It appears that the information you provided in response to this comment would provide readers with a better understanding of why you believe there was a destocking in photovoltaics, as well as soft demand, such that these factors have resulted in sales declines of your PV materials, than the sentence you intend to include in future filings. Please expand your disclosures in future filings accordingly.

Performance Materials 2012 versus 2011, page 26

3.   We note your response to prior comment six. In future filings, please disclose your
        outlook as it relates to titanium dioxide sales volume.

4.   We note your response to prior comment eight. In future filings, please specifically
        disclose the underlying reasons for the portfolio change.

Financial Statements, page F-1

Consolidated Income Statements, page F-4

5.   We note your response to prior comment 11; however, given the significance of the
        amount of other operating charges to the totality of the line item, it appears to us that
        these amounts should be shown separately from cost of goods sold, as provided in Rule
        5-03.2 and 5-03.3 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-8

6.   We note your response to prior comment 12. Please confirm that in future filings you
        will separately disclose the pension expense component of "Other operating charges and
        credits – net" since, as you indicate, this component represented between 12 percent and
        17 percent of "Cash provided by operating activities" over the three years ended
        December 31, 2012.

Note 23 – Quarterly Financial Data, page F-50

7.   We note your response to prior comment 14; however, it does not appear to us that your
        presentation of operating profit complies with item 302(a)(1) of Regulation S-K. Please
        advise or revise your presentation in future filings accordingly.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Item 1. Consolidated Financial Statements, page 3

Note 1. Summary of Significant Accounting Policies – Change in Accounting Policy, page 7

8.   Effective January 1, 2013, the company changed its method of valuing inventory held at a
        majority of its foreign and certain United States locations from last-in, first out (LIFO)
        method to the average cost method. Expand your disclosures in future filings to more
        clearly explain and quantify which types of inventory are valued using which cost
        method and the business reasons for the different methods.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief